UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Beauty Health Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88331L 108

(CUSIP Number)

LCP Edge Holdco LLC

Linden Capital III LLC

Linden Manager III LP

Linden Capital Partners III LP

Linden Capital Partners III-A LP

Brian Miller

Anthony Davis

c/o Linden Capital Partners LLC

150 North Riverside Plaza, Suite 5100

Chicago, IL 60606

(312) 506-5600

With copies to:

Monica J. Shilling, P.C.

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

(310) 552-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 1 of 12

CUSIP No. 88331L 108

(1)	Names of reporting persons LCP Edge Holdco LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,356,338
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,356,338 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 33,356,338 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.6% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 2 of 12

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital III LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,356,338 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,356,338 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 33,356,338 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.6% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 3 of 12

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Manager III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,356,338 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,356,338 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 33,356,338 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.6% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 4 of 12

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital Partners III LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,356,338 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,356,338 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 33,356,338 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.6% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 5 of 12

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital Partners III-A LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,356,338 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole Dispositive Power 0
	(10)	Shared dispositive power 33,356,338 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 33,356,338 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.6% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 6 of 12

CUSIP No. 88331L 108

(1)	Names of reporting persons Anthony Davis
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,356,338 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,356,338 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 33,356,338 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.6% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 7 of 12

CUSIP No. 88331L 108

(1)	Names of reporting persons Brian Miller
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,356,338 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,356,338 (see Items 2, 3, 4, 5 and 6)

(11)	Aggregate amount beneficially owned by each reporting person 33,356,338 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.6% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 8 of 12

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of The Beauty Health Company, a Delaware corporation (f/k/a Vesper Healthcare Acquisition Corp.) (the “Issuer”). The address of the principal executive office of the Issuer is 2165 Spring Street, Long Beach, CA 90806.

Item 2. Identity and Background.

(a) This statement is filed on behalf of (i) LCP Edge Holdco LLC (“LCP”), (ii) Linden Capital III LLC, (iii) Linden Manager III LP, (iv) Linden Capital Partners III LP, (v) Linden Capital Partners III-A LP, (vi) Brian Miller and (vii) Anthony Davis. Each of the foregoing is referred to as a “Reporting Person” in this Statement.

The Class A Common Stock held by LCP may be deemed to be beneficially owned by Linden Capital III LLC, the general partner of Linden Manager III LP. Linden Manager III LP is the general partner of both Linden Capital Partners III LP and Linden Capital Partners III-A LP, which are the controlling unitholders of LCP. As the members of a limited partner committee of Linden Capital III LLC that has the power to vote or dispose of the Class A Common Stock directly held by LCP, Brian Miller and Anthony Davis may be deemed to have shared voting and investment power over the Class A Common Stock. Each of the Reporting Persons (other than LCP, with respect to the shares directly held by it) and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaim any beneficial ownership of any shares held by LCP as defined in Rule 13d-3. The aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Persons is 33,356,338, which represents approximately 26.6% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 125,329,053 shares of Class A Common Stock outstanding, as of May 4, 2021.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Information regarding the directors and executive officers of each of LCP and Linden Capital III LLC is as set forth in Exhibit 2 attached hereto.

(b) The address of the principal business and principal office of each of the Reporting Persons is c/o Linden Capital Partners LLC, 150 North Riverside Plaza, Suite 5100, Chicago, Illinois 60606.

(c) The Reporting Persons are primarily involved in investment activities, and the principal business address of each Reporting Person is set forth in (b).

(d) During the past five years, none of the persons for whom information has been provided in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the persons for whom information has been provided in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person for whom information is provided in this Item 2 is a citizen of the United States. LCP and Linden Capital III LC are Delaware limited liability companies. Linden Manager III LP, Linden Capital Partners III LP and Linden Capital Partners III-A LP are Delaware limited partnerships.

SCHEDULE 13D	Page 9 of 12

Item 3. Source and Amount of Funds or Other Consideration.

On December 8, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Vesper Healthcare Acquisition Corp., Hydrate Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, Hydrate Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, LCP Edge Intermediate, Inc., a Delaware corporation and indirect parent of Edge Systems LLC d/b/a The HydraFacial Company (“HydraFacial”), and LCP, which provided for, among other things, a series of mergers that resulted in the acquisition of HydraFacial by the Issuer. As a result of the consummation of the Business Combination on May 4, 2021 (the “Closing”), LCP acquired 33,356,338 shares of the Issuer’s Class A Common Stock.

In addition to shares received at the Closing, LCP may be entitled to receive up to the equivalent of $75,000,000 shares of the Issuer’s Class A Common Stock if certain acquisition targets identified by HydraFacial are acquired before or within one year after the Closing.

Item 4. Purpose of Transaction.

The information set forth in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

By virtue of their voting power and board representation, the Reporting Persons have influence over amendments to the Issuer’s certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of the Issuer’s assets.

In addition, the Reporting Persons have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries (subject to the lock-up agreement described below), enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons and their representatives and advisers will engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. The Reporting Persons will, at any time from time to time, review or reconsider their position or change their purpose or formulate plans, strategies or proposals and take such actions with respect to the Issuer. These potential actions could involve one or more of the events or transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D	Page 10 of 12

As of and giving effect to the Closing, LCP held 33,356,338 shares of the Class A Common Stock. Following the Closing, LCP intends to enter into a Distribution and Redemption Agreement with certain management unitholders of LCP, pursuant to which LCP will distribute shares of Class A Common Stock to such management unitholders. The Class A Common Stock to be received by management unitholders in connection with the Distribution and Redemption Agreement will be subject to applicable lock-up provisions. The description of the Distribution and Redemption Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 4 hereto and incorporated by reference herein.

Except as set forth in this Schedule 13D, as of the date hereof, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate number and percentage of securities.

The percentage of beneficial ownership in this Statement is based on an aggregate of 125,329,053 shares of Class A Common Stock outstanding as of May 4, 2021, based on information furnished by the Issuer.

LCP directly holds 33,356,338 shares of Class A Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by LCP and reported on the cover pages to this Statement for such Reporting Person. See also items 11 and 13 of the cover pages to, and Item 2 of, this Statement for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

The aggregate number of shares of Class A Common Stock beneficially owned collectively by LCP and the Reporting Persons is 33,356,338, which represents approximately 26.6% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 125,329,053 shares of Class A Common Stock, as of May 4, 2021.

(b) Power to vote and dispose. The aggregate number of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

(c) Transaction within the past 60 days. Except as set forth herein, including in Items 3, 4 and 6 which are incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d) Certain rights of other persons. Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e) Date ceased to be a 5% owner. Not applicable.

SCHEDULE 13D	Page 11 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information provided or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference herein.

Investor Rights Agreement

Concurrently with the Closing, the Issuer and LCP, HydraFacial’s majority stockholder, entered into an investor rights agreement (the “Investor Rights Agreement”), pursuant to which LCP has the right to designate a number of directors for appointment or election to the Board as follows: (i) one director for so long as LCP holds at least 10% of the outstanding Class A Common Stock, (ii) two directors for so long as LCP holds at least 15% of the outstanding Class A Common Stock, and (iii) three directors for so long as LCP holds at least 40% of the outstanding Class A Common Stock. Pursuant to the Investor Rights Agreement, for so long as LCP holds at least 10% of the outstanding Class A Common Stock, LCP will be entitled to have at least one of its designees represented on the compensation committee and nominating committee and corporate governance committee of the Issuer’s board of directors.

The description of the Investor Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 5 hereto and incorporated by reference herein.

Lock-Up Agreement and Amended and Restated Registration Rights Agreement

Concurrently with the Closing, LCP and DW Healthcare Partners IV (B), L.P. (“DWHP”) entered into a lock-up agreement (the “Lock-Up Agreement”) and an amended and restated registration rights agreement (the “Registration Rights Agreement”) with the Issuer and certain other subsidiaries, pursuant to which LCP has customary registration rights with respect to shares of Class A Common Stock issued as consideration in the Business Combination and agreed, subject to limited exceptions, not to transfer such shares for a period of 180 days following the Closing.

The description of the Lock-Up Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 6 hereto and incorporated by reference herein.

The description of the Registration Rights Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 7 hereto and incorporated by reference herein.

Amended and Restated Management Services Agreement

On the closing date of the Business Combination, the Issuer, its subsidiary, Edge Systems LLC, and Linden Manager III LP entered into an Amended and Restated Management Services Agreement pursuant to which the Linden Manager III LP may continue to provide advisory services at the request of the Issuer related to mergers and acquisitions. As consideration for such services, the Issuer will pay a fee, equal to 1% of enterprise value, to the Linden Manager III LP upon the consummation of any such transaction.

The description of the Amended and Restated Management Services Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 8 hereto and is incorporated by reference herein.

SCHEDULE 13D	Page 12 of 12

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of May 14, 2021.

Exhibit 2	Directors and Executive Officers of LCP and Linden Capital III LLC.

Exhibit 3	Agreement and Plan of Merger, dated as of December 8, 2020, by and among the Issuer, Hydrate Merger Sub I, Inc., Hydrate Merger Sub II, LLC, LCP Edge Intermediate, Inc. and LCP, in its capacity as the Stockholders’ Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on December 9, 2020).

Exhibit 4	Form of Distribution Agreement and Redemption Agreement, by and between management unitholder and LCP.

Exhibit 5	Investor Rights Agreement, dated as of May 4, 2021, by and between the Issuer and LCP (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on May 10, 2021).

Exhibit 6	Lock-Up Agreement, dated as of May 4, 2021, by and among the Issuer, BLS Investor Group LLC, LCP and DWHP.

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of May 4, 2021, by and among the Issuer, BLS Investor Group LLC, LCP and DWHP (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on May 10, 2021).

Exhibit 8	Amended and Restated Management Services Agreement dated as of May 4, 2021, by and among Linden Manager III LP, Edge Systems LLC d/b/a The HydraFacial Company and the Issuer (incorporated by reference to Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed on May 10, 2021).

Exhibit 9	Power of Attorney.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

LCP EDGE HOLDCO LLC

Date:	May 14, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN CAPITAL III LLC

Date:	May 14, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN MANAGER III LP

			By:	Linden Capital III LLC
			Its:	General Partner

Date:	May 14, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN CAPITAL PARTNERS III LP

			By:	Linden Manager III LP
			Its:	General Partner

			By:	Linden Capital III LLC
			Its:	General Partner

Date:	May 14, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN CAPITAL PARTNERS III-A LP

			By:	Linden Manager III LP
			Its:	General Partner

			By:	Linden Capital III LLC
			Its:	General Partner

Date:	May 14, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

Date:	May 14, 2021	Signature	/s/ Brian Miller
		Name:	Anthony Davis, by Brian Miller, Attorney-in-fact

Date:	May 14, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller